

March 10, 2014

<u>Via E-mail</u>
Brian Lee
Chief Financial Officer
Scorpio Tankers Inc.
9, Boulevard Charles III
Monaco 98000

> **Re: Scorpio Tankers Inc.**
> **Form 20-F for the year ended December 31, 2012**
> **Filed March 29, 2013**
> **Response dated February 20, 2014**
> **File No. 001-34677**

Dear Mr. Lee:

We have reviewed your response dated February 20, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 6-K furnished February 24, 2014</u>

1. We note from your response to our prior comment 5 that you contributed contracts for 11 VLGCs under construction, options to build two additional VLGCs along with $1.9 million in cash to Dorian and as a result, you obtained an equity interest in Dorian of 30%. We also note from your response that you valued the shares received based on the price of those shares on the closing date of the transaction, in accordance with IAS 27. In light of your disclosures in your Form 6-K furnished on February 24, 2014, that during the three months ended December 31, 2013, you recognized a gain of $41.4 million as a result of this transaction, please provide us details as to how you determined or calculated the $41.4 million gain recognized.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief